UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As previously announced, on August 24, 2018, China Biologic Products Holdings, Inc. (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with PW Medtech Group Limited (“PWM”), pursuant to which PWM agreed to subscribe for 800,000 ordinary shares of the Company (the “Ordinary Shares”). On September 21, 2018, the Company and PWM completed the closing (the “Closing”) under the Share Purchase Agreement.

As previously disclosed, on January 1, 2018, PWM subscribed for 5,521,000 Ordinary Shares in connection with the TianXinFu transaction and entered into an investor rights agreement with the Company (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, PWM agreed not to transfer or pledge any Ordinary Shares for three years after January 1, 2018. In connection with the Closing, the Company waived certain transfer restrictions under the Investor Rights Agreement so that PWM would be permitted to (i) pledge 3,162,854 Ordinary Shares to secure a margin loan from a third-party bank mainly for the purpose of payment of the subscription price under the Share Purchase Agreement, and (ii) pledge or sell up to 897,989 additional Ordinary Shares mainly for the purposes of payment of the interests, fees and expenses, and/or cure of any collateral shortfall, under the margin loan. If PWM proposes to sell any Ordinary Shares covered by the waiver, the Company has a right of first offer to purchase or designate another party to purchase all or a portion of such Ordinary Shares at the closing price of the Ordinary Shares on the last trading day prior to the date when PWM delivers a notice of the proposed sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

Date:	September 21, 2018	By:	/s/ David Hui Li
			Name:	David Hui Li
			Title:	Chairman of the Board of Directors